Baby-Tech Innovations Inc. d/b/a infanttech

Notes to Financial Statements

For the Year Ended December 31, 2025

NOTE 1 – NATURE OF OPERATIONS

Baby-Tech Innovations Inc. d/b/a infanttech (the "Company") was formed on March 20, 2012 in the State of California. The Company is headquartered in Montebello, California. The Company develops and markets safety-focused baby monitoring products, including the zooby video baby monitor for use in cars, homes, and portable applications. The Company operates primarily through direct-to-consumer and online retail channels, including Shopify, Amazon, and Walmart.

During 2025, the Company continued to operate under financial and inventory constraints while maintaining limited sales activity through its e-commerce channels. Management also continued evaluating strategic alternatives related to the Company's intellectual property portfolio, which may include financing transactions, licensing arrangements, commercial partnerships, monetization of intellectual property assets, or other strategic transactions. No assurance can be given that any such transaction will be completed or occur on favorable terms.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared from the Company's books and records on the cash basis of accounting, as reflected in the 2025 Balance Sheet and Profit and Loss statements provided by management. Under the cash basis of accounting, revenues are generally recognized when cash is received and expenses are generally recognized when cash is paid. This basis of accounting is not U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash on deposit in bank accounts and highly liquid instruments

with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2025, cash totaled $128,737.21.

Revenue Recognition

Under the Company's cash-basis presentation, revenue is recognized when cash receipts are recorded from product sales and related shipping income. For 2025, total income was $86,045.71.

Inventory

Inventory consists primarily of finished goods. The 2025 balance sheet reflects inventory-related balances including Inventory Asset of $(79,750.51), Landed Costs of $(29,000.00), and Prepaid PO of $86,667.20. Management has identified that certain inventory-related balances require reconciliation due to prior-period accounting adjustments, inventory classification matters, and supply chain-related cost adjustments. The Company is reviewing these balances with its accounting advisors and may adjust prior-period tax filings, including the 2023 tax return, as part of the reconciliation process.

Intangible Assets

Intangible assets consist primarily of trademarks, patents, and product development costs. As of December 31, 2025, Trademarks/Patents were reported at $54,720.00, accumulated amortization at $(29,096.00), and BreatheBuddy at $15,000.00, for total other assets of $40,624.00.

Income Taxes

The Company accounts for income taxes in accordance with applicable tax rules for its tax status. No income tax payable was reflected on the 2025 balance sheet. The Company should consult its tax advisor regarding any current or deferred tax obligations.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2025, the Company had total liabilities of $1,004,504.31, stockholders' deficit of $(830,153.99), and reported a net loss of $(6,238.62) on the 2025 Profit and Loss statement. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans include continuing sales through e-commerce channels, managing operating costs, evaluating additional financing opportunities, pursuing inventory strategies that are economically viable, communicating with lenders, and evaluating strategic alternatives involving the Company's intellectual property and commercial assets. There can be no assurance that these efforts will be successful or available on favorable terms.

NOTE 4 – DEBT AND OTHER OBLIGATIONS

As of December 31, 2025, the Company had the following debt and financing obligations reflected on its balance sheet:

Current liabilities

- Credit cards: **$49,511.22**

- ICB line of credit: **$113,412.14**

- Loan payable – Michael Debusk: **$106,000.00**

- Loan payable – OnDeck: **$15,644.22**

- SBA 7A Loan – Celtic Bank: **$140,052.08**

- Loan payable Shopify Capital 2024: **$17,819.06**

- PayPal Working Capital Loan: **$23,730.57**

- Short-term business loans: **$66,350.49**

- Other current liabilities, accrued interest, taxes, warranty, gift card, and related balances were also included in current liabilities.

Long-term liabilities

- Convertible Note – Sandra Ortiz: **$20,000.00**

- Convertible Note – Socorro & Ruben: **$50,000.00**

- Convertible Note – V Trust: **$184,535.96**

- Shareholder's Loan – LE: **$163,203.29**

- Shareholder's Loan – RLT: **$28,625.00**

- SBA EIDL Loan: **$16,495.67**

Total liabilities as of December 31, 2025 were **$1,004,504.31**.

During 2025, the Company experienced liquidity constraints that affected its ability to remain current on certain financing obligations. Management has communicated with certain lenders and continues to evaluate available options, including restructuring alternatives, additional financing, strategic transactions, and cost management. There can be no assurance that the Company will be able to restructure, extend, or satisfy these obligations on favorable terms.

As of December 31, 2025, outstanding convertible notes totaled approximately $254,535.96. These notes are expected to mature approximately in July and August 2026. The Company anticipates requesting an extension of the maturity dates for an additional year; however, there can be no assurance that the noteholders will agree to any extension, modification, restructuring, or other revised terms.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 30,000,000 shares of common stock with a par value of $0.0001 per share. The 2025 balance sheet reflects Common Stock of $974,238.96, StartEngine Additional Paid in Capital of $11,637.52, StartEngine Raise Fee/Cost of $(350.00), and Capital Contributions / Capital Raise Funds of $14,822.02. Retained earnings were $(1,812,976.35) and net loss for 2025 was $(6,238.62), resulting in total equity of $(830,153.99) as of December 31, 2025.

The Company's equity accounts are reflected based on the Company's books and records as of December 31, 2025.

NOTE 6 – REVENUE, OTHER INCOME, AND MAJOR EXPENSE CATEGORIES

For the year ended December 31, 2025, the Company reported total income of $86,045.71, which consisted primarily of product sales through Shopify, Amazon, Walmart, accessories, warranties, shipping income, and other sales-related activity. Gross profit was $48,464.76 after cost of goods sold, merchant account fees, shipping costs, and Amazon commissions.

Operating expenses totaled **$77,963.37** and included significant amounts for:

- Advertising and marketing: **$11,304.87**

- Payroll expenses: **$12,142.97**

- Professional fees: **$23,280.68**

- Taxes and licenses: **$6,117.13**

- Software subscriptions and computer/internet expenses: **$6,072.33**

The Company reported Other Income of $30,411.36, consisting of $4,497.39 of interest income and $25,913.97 of other income, which management identified as primarily consisting of Employee Retention Credit proceeds. The ERC-related income was reviewed by the Company's CPA and tax advisor. This income was non-operating and non-recurring in nature.

NOTE 7 – STATEMENT OF CASH FLOWS

The Company's statement of cash flows was prepared from the Company's books and records on a cash basis of accounting and reflects operating, financing, and cash balance activity for the year ended December 31, 2025.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company previously resolved its voluntary product recall matter with the Consumer Product Safety Commission. As of year-end 2025, management has indicated no further recall actions were pending.

During 2025, the Company experienced significant business constraints associated with inventory availability, freight, and tariff-related import costs. Substantially increased tariffs during 2025 adversely affected the economic feasibility of importing inventory, although tariff rates later decreased during the year. These conditions affected operations and inventory strategy during the year.

The Company may require additional financing, increased sales, cost reductions, debt restructuring, strategic transactions, or other sources of capital to continue operations, support inventory purchases, and execute its business plan.

NOTE 9 – RELATED PARTY TRANSACTIONS

During fiscal year 2025, the Company did not have any new shareholder advances, repayments, loan modifications, or forgiveness events related to shareholder loans.

Existing shareholder-related loan balances remained reflected in the Company's financial statements, including Shareholder's Loan – LE of $163,203.29 and Shareholder's Loan – RLT of $28,625.00.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements are available to be issued. Following year-end, the Company may evaluate additional financing opportunities, lender communications, inventory strategies, and strategic alternatives involving its intellectual property and commercial assets to support operations, obligations, product development, and long-term business planning. No assurance can be given that any such financing, restructuring, strategic transaction, or other transaction will be completed or available on favorable terms.